                                                                      Exhibit 12

                     COLUMBIA ENERGY GROUP AND SUBSIDIARIES
                Statements of Ratio of Earnings to Fixed Charges
                                 ($ in millions)

                                                          Twelve Months                         Twelve Months
                                                          Ended March 31,                     Ended December 31,
                                                        ------------------    ---------------------------------------------------
                                                          2000       1999       1999       1998       1997       1996       1995
                                                        -------    -------    -------    -------    -------    -------    -------
Consolidated Income (Loss) from Continuing Operations
before Income Taxes                                       502.1      480.1      513.2      449.1      403.5      331.8     (645.6)

Adjustments:
  Interest during construction                             (2.7)      (2.5)      (2.8)      (2.1)      (3.0)      (1.1)     (20.2)
  Distributed (Undistributed) equity income                (6.4)      (2.4)      (5.8)      (0.4)       3.6        1.5       (7.9)
  Fixed charges                                           194.6      161.4      185.9      164.9      181.3      184.4    1,061.3
                                                        -------    -------    -------    -------    -------    -------    -------
    Earnings Available                                    687.6      636.6      690.5      611.5      585.4      516.6      387.6
                                                        -------    -------    -------    -------    -------    -------    -------

Fixed Charges:
  Interest on long-term and short-term debt               155.5      143.7      152.9      145.4      145.6      150.8      987.2
  Other interest                                           20.5        1.0       15.0        1.8       15.2       13.5       53.6
  Portion of rentals representing interest                 18.6       16.7       18.0       17.7       20.5       20.1       20.5
                                                        -------    -------    -------    -------    -------    -------    -------
Total Fixed Charges                                       194.6      161.4      185.9      164.9      181.3      184.4    1,061.3
                                                        -------    -------    -------    -------    -------    -------    -------

Ratio of Earnings to Fixed Charges                         3.53       3.94       3.71       3.71       3.23       2.80    N/A (a)
                                                        =======    =======    =======    =======    =======    =======    =======


Prior periods have been restated to reflect Columbia Energy Services Corporation Wholesale and Trading and Major Accounts businesses as discontinued operations.

(a) To achieve a one-to-one coverage, the Corporation would need an additional $671.1 million of earnings for the twelve months ended December 31, 1995.


* This amount includes interest expense of $982.9 million including the write-off of unamortized discounts on debentures recorded in 1995.